Filed by Vista Outdoor Inc.
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Exchange Act of 1934
Subject Company: Revelyst, Inc.
Commission File No.: 001-41793

Q1 FY2025 Co-CEO employee memo

From: CEO.Broadcast@vistaoutdoor.com
Date: Aug. 7, 2024
Subject line: 8.7.24 | A memo from co-CEOs Eric Nyman and Jason Vanderbrink Re: Q1 FY25 Earnings

Dear Vista Outdoor team:

Yesterday, we held our Fiscal Year 2025 First-Quarter earnings call. You can read our press release outlining our results, and you can listen to the replay of the investor call.

Separation Update
We recently issued a press release noting that we have commenced a review of strategic alternatives and have adjourned the special meeting for the CSG transaction to September 13, 2024. The Board is committed to acting in the best interests of the Company and its stockholders. The strategic review will be comprehensive and include the following:

1.
Exploration of a full range of alternatives for Revelyst, including a potential sale of Revelyst. CSG is also considering an acquisition of Revelyst with potential partners in addition to its proposed acquisition of The Kinetic Group.

2.	Engagement with MNC Capital and its private equity partner with respect to its proposal to acquire Vista Outdoor to see if it can deliver superior value for the Company’s stockholders.
3.	Continued consideration of the separation of Revelyst and The Kinetic Group through a spin-off.

Our advisers are looking at several strategic alternatives to maximize stockholder value. We have engaged with MNC to see if they can deliver superior value for the Company’s stockholders. Additionally, we have reached out to several parties regarding a potential acquisition of the Revelyst business. Furthermore, CSG remains steadfast in their commitment to acquiring The Kinetic Group and is exploring the acquisition of Revelyst with potential partners. The Board continues to recommend Vista Outdoor stockholders vote in favor of the proposal to adopt the merger agreement with CSG.

We look forward to evaluating all strategic alternatives that would maximize value for stockholders, and we remain as focused as ever on delivering high quality, innovative products for our consumers around the world.

Revelyst Update
We are excited to announce our biggest partnership ever: a collaboration with celebrity chef and restaurateur Guy Fieri. This collaboration between Revelyst, Camp Chef and Fieri unites the Mayor of Flavortown himself with the leading innovator in outdoor cooking gear. Fieri has long served as an unofficial brand ambassador while using the brand’s products on screen, on stage and at home. This multi-year partnership will include several collaborations between Fieri and Camp Chef and will include co-branded cooking equipment pieces. We are extremely excited to welcome Guy to Team Revelyst.

Looking at the quarter, our teams executed against our plan in the first quarter of fiscal year 2025, and we are grateful for their hard work delivering in the face of continued market headwinds in certain segments and the continued uncertainty in the face of our planned separation. We did face some challenges in Q1 in both supply chain and new product launch timing introductions, which led to results that were not up to our expectations. That said, we understand the challenges and are already putting solutions in place to improve in the future, and the teams did find some tailwinds led by our GEAR Up cost saving initiatives and great product innovation.

Sales for the quarter were $274 million and Adjusted EBITDA was $16 million with an Adjusted EBITDA margin of 5.7%. We are confident in our fiscal year 2025 financial targets and strongly believe in Revelyst’s potential to deliver on the long-term strategy that we are executing.

Across the enterprise, we made progress implementing our actionable standalone strategy to drive value creation. Our strategy is built on our “DragonFly-wheel” to generate momentum. The Revelyst Dragonfly wheel is our multi-pronged strategic flywheel which plays upon our iconic dragonfly logo.  The DragonFly-wheel contains our key strategies to unlock growth and propel margin expansion across our integrated, international house of brands. The DragonFly-wheel is brand focused and consumer informed to unlock value through innovative product and technology offerings, enhanced Direct to Consumer and international channel strategies, a robust digital gaming ecosystem, and world class licensing partnerships.

We continue to focus on innovation by leveraging our portfolio of category-defining Power Brands to win market share despite challenges related to market softness, order timing and divestitures. We remain focused on driving growth and market share gains no matter the market conditions and are poised to revolutionize our future through innovative, brand-led and consumer obsessed product and technology offerings, as well as leading partnerships.

We are energized by the roadmap we have in front of us at Revelyst. Our teams are executing on our transformation through the GEAR Up program and our value creation DragonFly-wheel to unlock growth and margin expansion through game changing innovations, exceptional licensing partnerships, an enhanced direct to consumer and international channel strategy and digital first thinking to create engaging content and gaming opportunities.

We are relentless in our pursuit of excellence and that drives my strong belief in our strategy and the future ahead of us. We are confident in our financial targets and ability to double our standalone adjusted EBITDA in fiscal year 2025. In that spirit, we will be announcing the date of our upcoming investor day in the weeks ahead and look forward to sharing more details about the Revelyst story.

The Kinetic Group Update
The Kinetic Group delivered above expected earnings for the first quarter. Sales were $370 million with an adjusted EBITDA margin of 30% and adjusted EBITDA of $111 million, continuing the strong performance demonstrated at the end of FY24. Our team has stayed focused while facing economic headwinds and inflationary pressures with rising commodity prices, and successfully navigating a global powder shortage.

Continuing our long-standing support of the U.S. military, Federal announced a $3.6 million dollar contract award for 7.62X51 Long Range ammunition for the United States Special Operation Command (SOCOM). This trusted product demonstrates our American manufacturing expertise and proven history of supplying the U.S. warfighter with the best products to protect and defend.

For the 60th straight month—five years—ending in July, NICS data surpassed more than one million background checks. This continued high monthly volume supports a healthy and higher baseline of shooting and hunting participants.

We’re also extremely proud that four of our team shooters competed at the Paris Olympic Games and the skeet team brought home four medals using Federal Gold Medal Paper shotshells. Returning champion Vincent Hancock won his 4th gold medal, tying him for the most wins in U.S. Olympic history in a single event, alongside names like Carl Lewis, Michael Phelps and Katie Ledecky.

Looking Ahead

We are as excited as ever about our future, even with the pursuit of strategic alternatives now in front of us. And we thank you for your continued hard work in the face of uncertainty. Your dedication to The Kinetic Group, Revelyst and Vista Outdoor is steadfast, and we couldn’t be prouder of your efforts and accomplishments.

Thank you,
Eric Nyman, Co-CEO Vista Outdoor, CEO Revelyst
Jason Vanderbrink, Co-CEO Vista Outdoor, CEO The Kinetic Group

Forward-Looking Statements

Some of the statements made and information contained in these materials, excluding historical information, are “forward-looking statements,” including those that discuss, among other things: Vista Outdoor Inc.'s (“Vista Outdoor”, “we”, “us”, or “our”) plans, objectives, expectations, intentions, strategies, goals, outlook or other non-historical matters; projections with respect to future revenues, income, earnings per share or other financial measures for Vista Outdoor; and the assumptions that underlie these matters. The words “believe,” “expect,” “anticipate,” “intend,” “aim,” “should” and similar expressions are intended to identify such forward-looking statements. To the extent that any such information is forward-looking, it is intended to fit within the safe harbor for forward-looking information provided by the Private Securities Litigation Reform Act of 1995.

Numerous risks, uncertainties and other factors could cause our actual results to differ materially from the expectations described in such forward-looking statements, including the following: risks related to the previously announced transaction among Vista Outdoor Inc, Revelyst, Inc. (“Revelyst”), CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. (the “Transaction”), including (i) the failure to receive, on a timely basis or otherwise, the required approval of the Transaction by our stockholders, (ii) the possibility that any or all of the various conditions to the consummation of the Transaction may not be satisfied or waived, including the failure to receive any required regulatory approvals from any applicable governmental entities (or any conditions, limitations or restrictions placed on such approvals), (iii) the possibility that competing offers or acquisition proposals may be made, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the merger agreement relating to the Transaction, including in circumstances which would require Vista Outdoor to pay a termination fee, (v) the effect of the announcement or pendency of the Transaction on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (vi) risks related to the Transaction diverting management’s attention from our ongoing business operations and (vii) that the Transaction may not achieve some or all of any anticipated benefits with respect to either business segment and that the Transaction may not be completed in accordance with our expected plans or anticipated timelines, or at all; risks related to the review of strategic alternatives announced on July 30, 2024 (“Review”), including (i) the terms, structure, benefits and costs of any transaction that may result from the Review, (ii) the timing of any such transaction that may result from the Review and whether any such transaction will be consummated at all, (iii) the effect of the announcement of the Review on our ability to attract, motivate or retain key executives and employees, our ability to maintain relationships with our customers, vendors, service providers and others with whom we do business, or our operating results and business generally, (iv) risks related to the Review diverting management’s attention from our ongoing business operations, (v) the costs or expenses resulting from the Review, (vi) any litigation relating to the Review and (vii) the Review may not achieve some or all of any anticipated benefits of the Review; impacts from the COVID-19 pandemic on our operations, the operations of our customers and suppliers and general economic conditions; supplier capacity constraints, production or shipping disruptions or quality or price issues affecting our operating costs; the supply, availability and costs of raw materials and components; increases in commodity, energy, and production costs; seasonality and weather conditions; our ability to complete acquisitions, realize expected benefits from acquisitions and integrate acquired businesses; reductions in or unexpected changes in or our inability to accurately forecast demand for ammunition, accessories, or other outdoor sports and recreation products; disruption in the service or significant increase in the cost of our primary delivery and shipping services for our products and components or a significant disruption at shipping ports; risks associated with diversification into new international and commercial markets, including regulatory compliance; our ability to take advantage of growth opportunities in international and commercial markets; our ability to obtain and maintain licenses to third-party technology; our ability to attract and retain key personnel; disruptions caused by catastrophic events; risks associated with our sales to significant retail customers, including unexpected cancellations, delays, and other changes to purchase orders; our competitive environment; our ability to adapt our products to changes in technology, the marketplace and customer preferences, including our ability to respond to shifting preferences of the end consumer from brick and mortar retail to online retail; our ability to maintain and enhance brand recognition and reputation; others’ use of social media to disseminate negative commentary about us, our products, and boycotts; the outcome of contingencies, including with respect to litigation and other proceedings relating to intellectual property, product liability, warranty liability, personal injury, and environmental remediation; our ability to comply with extensive federal, state and international laws, rules and regulations; changes in laws, rules and regulations relating to our business, such as federal and state ammunition regulations; risks associated with cybersecurity and other industrial and physical security threats; interest rate risk; changes in the current tariff structures; changes in tax rules or pronouncements; capital market volatility and the availability of financing; foreign currency exchange rates and fluctuations in those rates; general economic and business conditions in the United States and our markets outside the United States, including as a result of the war in Ukraine and the imposition of sanctions on Russia, the COVID-19 pandemic, conditions affecting employment levels, consumer confidence and spending, conditions in the retail environment, and other economic conditions affecting demand for our products and the financial health of our customers.

You are cautioned not to place undue reliance on any forward-looking statements we make, which are based only on information currently available to us and speak only as of the date hereof. A more detailed description of risk factors that may affect our operating results can be found in Part 1, Item 1A, Risk Factors, of our Annual Report on Form 10-K for fiscal year 2024, and in the filings we make with the Securities and Exchange Commission (the “SEC”) from time to time. We undertake no obligation to update any forward-looking statements, except as otherwise required by law.

Adjusted EBITDA and Adjusted EBITDA Margin

Adjusted EBITDA and Adjusted EBITDA margin are non-GAAP financial measures that are not calculated in accordance with Generally Accepted Accounting Principles (“GAAP”). Adjusted EBITDA is defined as net income before other income/(expense), interest, taxes, and depreciation and amortization, excluding the nonrecurring and non-cash items referenced above. We calculate “Adjusted EBITDA margins” as Adjusted EBITDA divided by net sales. Adjusted EBITDA and adjusted EBITDA margin should be considered in addition to, and not as a substitute for, GAAP measures. Vista Outdoor’s definitions may differ from those used by other companies.

No Offer or Solicitation

This communication is neither an offer to sell, nor a solicitation of an offer to buy any securities, the solicitation of any vote, consent or approval in any jurisdiction pursuant to or in connection with the Transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Additional Information and Where to Find It

These materials may be deemed to be solicitation material in respect of the Transaction. In connection with the Transaction, Revelyst, a subsidiary of Vista Outdoor, filed with the SEC on January 16, 2024 a registration statement on Form S-4 in connection with the proposed issuance of shares of common stock of Revelyst to Vista Outdoor stockholders pursuant to the Transaction, which Form S-4 includes a proxy statement of Vista Outdoor that also constitutes a prospectus of Revelyst (the “proxy statement/prospectus”). INVESTORS AND STOCKHOLDERS ARE URGED TO READ ALL RELEVANT DOCUMENTS FILED WITH THE SEC, INCLUDING OUR PROXY STATEMENT/PROSPECTUS, BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT THE TRANSACTION AND THE PARTIES TO THE TRANSACTION. The registration statement was declared effective by the SEC on March 22, 2024, and we have mailed the definitive proxy statement/prospectus to each of our stockholders entitled to vote at the meeting relating to the approval of the Transaction. Investors and stockholders may obtain the proxy statement/prospectus and any other documents free of charge through the SEC’s website at www.sec.gov. Copies of the documents filed with the SEC by Vista Outdoor are available free of charge on our website at www.vistaoutdoor.com.

Participants in Solicitation

Vista Outdoor, Revelyst, CSG Elevate II Inc., CSG Elevate III Inc. and CZECHOSLOVAK GROUP a.s. and their respective directors, executive officers and certain other members of management and employees, under SEC rules, may be deemed to be “participants” in the solicitation of proxies from our stockholders in respect of the Transaction. Information about our directors and executive officers is set forth in our proxy statement on Schedule 14A for our 2024 Annual Meeting of Stockholders, which was filed with the SEC on July 24, 2024 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents are available free of charge through the SEC’s website at www.sec.gov. Additional information regarding the interests of potential participants in the solicitation of proxies in connection with the Transaction, which may, in some cases, be different than those of our stockholders generally, is also included in the proxy statement/prospectus relating to the Transaction.